SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

aviragen Therapeutics, Inc.
(Name of Issuer) Common Stock, par value $0.10 per share
(Title of Class of Securities) 053761102
(CUSIP Number) Neil H. Koffler c/o SC Fundamental LLC 747 Third Avenue, 27th Floor New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) January 16, 2018

(Date of Event Which Requires Filing of this Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053761102	13D/A	Page 2 of 11 Pages

1.		names of reporting person i.r.s. identification no. of above persons (entities only) SC Fundamental Value Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC/OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization DELAWARE
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,830,643
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,830,643
11.		aggregate amount beneficially owned by each reporting person 1,830,643
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 4.74%
14.		type of reporting person* PN

CUSIP No. 053761102	13D/A	Page 3 of 11 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization NEW YORK
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,830,643
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,830,643
11.		aggregate amount beneficially owned by each reporting person 1,830,643
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 4.74%
14.		type of reporting person* OO

CUSIP No. 053761102	13D/A	Page 4 of 11 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Peter M. Collery
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,868,143
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,868,143
11.		aggregate amount beneficially owned by each reporting person 1,868,143
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 4.83%
14.		type of reporting person* IN

CUSIP No. 053761102	13D/A	Page 5 of 11 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Neil H. Koffler
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,830,643
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,830,643
11.		aggregate amount beneficially owned by each reporting person 1,830,643
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 4.74%
14.		type of reporting person* IN

CUSIP No. 053761102	13D/A	Page 6 of 11 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) John T. Bird
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,830,643
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,830,643
11.		aggregate amount beneficially owned by each reporting person 1,830,643
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 4.74%
14.		type of reporting person* IN

CUSIP No. 053761102	13D/A	Page 7 of 11 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) David A. Hurwitz
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,830,643
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,830,643
11.		aggregate amount beneficially owned by each reporting person 1,830,643
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 4.74%
14.		type of reporting person* IN

CUSIP No. 053761102	13D/A	Page 8 of 11 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fund Management Profit Sharing Plan
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC/OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 37,500
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 37,500
11.		aggregate amount beneficially owned by each reporting person 37,500
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 0.10%
14.		type of reporting person* EP

CUSIP No. 053761102	13D/A	Page 9 of 11 Pages

ITEM 1. Security and Issuer

(a)	The name of the issuer is Aviragen Therapeutics, Inc. (AVIR) (the “Issuer”).
(b)	The address of the Issuer’s principal executive offices is 2500 Northwinds Parkway, Suite 100, Alpharetta, Georgia 30009.

This Schedule 13D/A (the “Schedule”) relates to the common stock (“Common Stock”), of the Issuer.

This Schedule 13D/A constitutes Amendment No. 2 to the Schedule 13D (this “Amendment”) relating to the Common Stock of the Issuer and hereby amends the Schedule 13D/A filed with the Securities and Exchange Commission on November 8, 2017 (the “November Schedule 13D”), on behalf of the Reporting Persons. This Amendment amends Items 3, 4 and 5 and constitutes the exit filing of the Reporting Persons. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the November Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 is amended to add the following:

The Fund has sold in the past sixty days an aggregate of 561,721 shares of Common Stock of the Issuer for total consideration of $387,513.78.

ITEM 4. Purpose of Transaction

Item 4 is amended to add the following:

The Reporting Persons continue to oppose the proposed merger of the Issuer and Vaxart, Inc. for reasons described in the November 13-D. As also described in that 13-D, the Reporting Persons indicated they might sell their shares of the Issuer’s Common Stock at prices approaching the Reporting Persons’ assessment of liquidation value. Due to the Reporting Persons’ sales, their collective beneficial ownership of shares of the Issuer’s Common Stock fell below 5% and they are no longer subject to the reporting obligations of Rule 13d of the Exchange Act.

CUSIP No. 053761102	13D/A	Page 10 of 11 Pages

ITEM 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) The Fund, SCFLLC, Koffler, Bird and Hurwitz may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,830,643 shares of Common Stock as of January 16, 2018, which represent 4.74% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,830,643

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,830,643

Collery may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,868,143 shares of Common Stock as of January 16, 2018, which represent 4.83% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,868,143

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,868,143

The Plan may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 37,500 shares of Common Stock as of January 16, 2018, which represent 0.10% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 37,500

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 37,500

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 38,649,237, as disclosed on the Issuer’s 424B3 Prospectus filed with the SEC on January 2, 2018.

(c)         There have been two transactions in the shares of Common Stock by the Reporting Persons during the past sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days by the Reporting Persons are set forth in Schedule A, and are incorporated herein by reference.

(d)         The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

Collery, Koffler, Bird and Hurwitz, by virtue of their status as members of SCFLLC, the general partner of the Fund, may be deemed to share with the Fund and SCFLLC the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of Common Stock of which the Fund is the direct beneficial owner

Collery, by virtue of his status as trustee of the Plan, may be deemed to share with the Plan the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of Common Stock of which the Plan is the direct beneficial owner

(e)         As of January 16, 2018, the Reporting Persons have ceased being beneficial owners of more than 5% of the Shares of Common Stock of the Issuer and as such, are no longer subject to the reporting obligations under Rule 13d of the Exchange Act. This Amendment constitutes the exit filing of the Reporting Persons.

CUSIP No. 053761102	13D/A	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2018

SC FUNDAMENTAL VALUE FUND, L.P.
By: SC Fundamental LLC, its General Partner

By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

SC FUNDAMENTAL LLC

By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for
Peter M. Collery (1)

/s/ Neil H. Koffler
Neil H. Koffler

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
John T. Bird (2)

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
David A. Hurwitz (3)

SC FUND MANAGEMENT PROFIT SHARING PLAN

By:	/s/ Peter Collery, its trustee
Name: Peter Collery
Title: Trustee
(1)	Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of Trans World Corporation, filed on January 24, 2013, and is incorporated herein by reference.

(2)	Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

(3)	Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 4 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

SCHEDULE A

Identity of Person Effecting the Transaction	Date of Transaction	Number of Shares Sold	Price Per Share
SC Fundamental Value Fund, L.P.	01/12/2018	380,000	$0.6850
SC Fundamental Value Fund, L.P.	01/16/2018	181,721	$0.7000

These transactions were all open-market transactions.